Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR’S SHAREHOLDERS APPROVE STEPS TO
IMPROVE ITS FINANCIAL STABILITY

Approve private placement of $10 million by Inspire Investment Ltd., conversion of $15 million of NUR’s outstanding bank debt into shares and warrants and approve voting trust agreement with NUR’s former Chairman

Closing is subject to completion of due diligence by Inspire and release of audited
2004 financial statements

        LOD, Israel, April 18, 2005 – NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, announced today the results of the special general meeting of shareholders held on Sunday, April 17, 2005. NUR’s shareholders have approved all proposals, as described in the proxy statement circulated to shareholders in connection with the special shareholders meeting. Specifically, NUR’s shareholders have approved, among other things, the previously announced investment of $10 million by Inspire Investment Ltd., the conversion of $15 million of NUR’s outstanding bank debt into 5 million ordinary shares and warrants exercisable, for no additional consideration, into 20 million ordinary shares and the previously announced Voting Trust Agreement with, and associated issuance of 3 million warrants to, Dan Purjes, NUR’s former Chairman and major shareholder. The closing of Inspire’s investment remains subject to completion of the due diligence by Inspire and the release of NUR’s 2004 audited financial statements. The closing of the debt restructuring remains subject to the approval by the board of directors and investment or credit committees of each lender bank, the entering into new loan agreements relating to the remaining debt and to the closing of the Inspire investment. There can be no assurance that the transactions will be completed

        “Yesterday’s vote by our shareholders to approve the proposals related to our restructuring is a strong vote of confidence by our shareholders and a major milestone in our effort to achieve long term financial stability “ says David Amir, President and CEO of NUR Macroprinters. “We believe that the closing of Inspire’s investment and the restructuring of our bank debt, will enable us to focus on developing the next generation our products and exploring new opportunities.”

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure to meet the conditions set by the Panel for continued listing of our ordinary shares’, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board in the event our ordinary shares are delisted from the Nasdaq SmallCap Market, the failure of our previously announced proposed transactions with Inspire Investments Ltd. and our lender banks to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com